Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc. and Schuler Holdings, Inc.
Commission File No.  333-48872


THE FOLLOWING IS A TRANSCRIPT OF AN INVESTOR CALL HELD BY SCHULER HOMES, INC. ON JANUARY 31, 2001.


                               SCHULER HOMES, INC.

                             MODERATOR: JIM SCHULER
                                JANUARY 31, 2001
                                  2:00 P.M. CT



Operator: Good day, everyone, and welcome to the Schuler Homes quarter ending
       December 31st, 2000, earnings conference call. Today's conference is being recorded.

       At this time, for opening remarks and introductions, I would like to turn the conference call over to Mr. Jim Schuler, President and CEO of Schuler Homes. Please go ahead, sir.

James Schuler: Good morning everybody and welcome. Thank you for taking your time to join us today. It's our pleasure to report very positive results to you today.

       On the call today, from Schuler Homes, we have people from Schuler Homes and Western Pacific Housing. From Schuler Homes, we have, of course, myself and Pam Jones, Chief Financial Officer of Schuler Homes. And, from Western Pacific, we have Gene Rosenfeld, Chairman and CEO and Craig Manchester, President and COO of Western Pacific.

       Since announcing the Schuler Homes-Western Pacific merger last September, we have, of course, been working diligently on the merger and we have already put together a team for the integration process once we complete the transaction.

       Gene Rosenfeld will speak about the integration process - Gene.

Gene Rosenfeld: Yes. Thank you very much, Jim. And I also welcome everyone.
       Mine is a short statement. But, during this period of time while we've been working on the merger, both Jim Schuler, myself and Craig Manchester have worked out a pretty specific integration and management plan. We have visited every one of the operations and every one of the subdivisions in each of the operations. We've met with all our senior management of both companies and we will have one more meeting next week, you know, to, kind of, tie the knot.

       We have done a number of things regarding procedures and systems that Craig will be a little more specific on. And so, my feeling is that, once closed, hopefully, in the first week in April, we're going to hit the ground running and we'll have very few, if any, interruptions. So, if I could at this moment, I'll introduce Craig Manchester - Craig.

Craig Manchester: Thanks, Gene. Just to add a little to what Gene said, as part of our integration plan that Jim and Gene and I have worked out, we've mapped out a computer system plan based on the J.D. Edwards accounting and operational system, which we use at Western Pacific Housing, which we plan to fully integrate over the next 12 months into the Schuler Homes company. So together, we will have one operating system, one accounting system, which will help us really analyze our - both our production status inventory analysis, as well as all of our accounting figures.

       As well as that, we're working on developing a combined Internet site for the two companies, which we hope to have out sometime shortly after closing, which will allow us to one, show the combined, you know, strength of the company, as well as have some pretty unique features to it with respect to buyer interaction, purchasing and some other options that we're working on. So together, the three of us are working on this today already - Jim.

James Schuler. Thank you Craig. The other thing I'd like to mention at this point is that we plan on being - the company representatives plan on being in New York the last week of March. We haven't completed all the details of that trip, but it is scheduled for the last week of March. Pam Jones will have a lot more information on this in the coming weeks and she'll be contacting you or you can feel free to call her for the details because we'd like to arrange to get together with anybody that - whose schedule permits us to have a meeting with them.

       By now, most of you have had the opportunity to digest the release. We will cover all the information contained in the press release and we welcome your questions at the conclusion. We believe we have a lot to be excited about.

       First, of course, we have the pending closing our merger with Western Pacific.

       Second, we will report on the combined pro forma financial results for Schuler Homes and Western Pacific Housing as of December 31, 2000.

       And third, we will report on the financial results for Schuler Homes for the quarter and year ending December 21, 2000.

       As I mentioned - previously mentioned, in September of last year we announced the merger between Schuler Homes and Western Pacific Housing. And we have been working diligently to close this merger. At this point, it appears certain that, you know, pending regulatory and shareholder approval, that we expect to close this transaction with Western Pacific in early April.

       The special meeting of stockholders to vote upon the transaction is scheduled for March, the 8th, 2001, at our offices in Honolulu. The company estimates the total number of common shares outstanding upon the closing of the transaction to be approximately 40.3 million.

       The combination of Western Pacific will effectively double the size and equity market capitalization of the company. We believe this to be a major step toward achieving our objectives of obtaining a higher profile in the investment community and providing existing and future shareholders with greater liquidity in the stock.

       This is truly a merger of of equals. And it creates a well-diversified homebuilder, operating in some of the strongest markets in the nation, a management team with significant local market expertise and a solid history of growth and high profitability.

       I will now turn the presentation over to Pam Jones, CFO of Schuler Homes, to discuss the pro forma and combined financial results of Schuler Homes and Western Pacific Pacific Housing and the Schuler Homes financial results. Pam?

Pamela Jones: Good afternoon. Certain statements that we will make during this call, including comments regarding anticipated results and business strategies for the 2001 and 2002 fiscal years may be forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995.

       Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and, in areas where the company has developments, the availability and cost of land suitable for residential development, material prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the company's operations.

       What I would like to first do is to give you some key statistics from Schuler Homes stand-alone financial results, which you can also calculate from the information contained in our release and prior filings and then discuss the pro forma combined financial results of Schuler Homes and Western Pacific as if we had been a combined company over the last year. And then, I will touch on a few other highlights.

       For the quarter ended December 31, 2000, Schuler Homes net income increased by approximately 34 percent, to 10.1 million. And earnings per share increased from 37 cents to 46 cents. This was a highly profitable quarter for us, with a 398 basis point increase and gross profit margins of 23.6 percent for the quarter, operating margins of 12.3 percent and EBITDA margins of 14.9 percent.

       For the total calendar year, Schuler Homes grew its business substantially, closing over 2,950 homes. Revenues increased 28 percent, to a total of 648 million. And much of this increase occurred in the first nine months of the year, as we sold and closed homes at a much higher pace than we had anticipated in many of our projects.

       Excluding the non-cash charge that was taken during the September quarter, gross profits for the year increased 45 percent to almost 150 million, with gross profit margins of 23 percent and net income increased 64 percent, to 42.2 million or $1.96 in diluted earnings per share. This represents a 19 percent after-tax return on stockholders' equity for the year.

       Operating margins improved to almost 12 percent in 2000 from nine percent in 1999. EBITDA, earnings before interest, taxes, depreciation and amortization, totaled 98.9 million for the year, representing a margin of approximately 15 percent and an interest coverage ratio of over 4.8 times. At December 31, 2000, debt to total capitalization was approximately 55 percent and debt to EBITDA was approximately 2.7 times.

       Going forward, the company will operate with a March 31 fiscal year end, which means that the December quarter represented the third quarter and our new fiscal year end. In the release, we have included nine months ended December 31 information, in addition to the calendar year end, December 31 information, in order to help bridge the transition to the new fiscal year.

       OK. Let's talk about where we go from here and the new era this company is about to embark upon. Because Western Pacific's March 31 quarter has historically been the largest quarter in Western Pacific's fiscal year end results, there is a real benefit to closing this transaction in early April.

       Since the combined company effectively gets the benefit of the after-tax earnings of Western Pacific through the closing date, Western Pacific's after-tax results for the March 31, 2001 quarter will reduce the total amount of goodwill that will be booked in the transaction.

       For the December quarter, together, Schuler Homes and Western Pacific generated 353.6 million in revenues and 20.6 million in net income after taxes. Combined, we would have made 49 cents in diluted earnings per share for the quarter ended December 31, 2000. The operating margins were very similar between the two companies, at 12.3 percent. For the calendar year, 2000, the two companies had revenues of 1,270,000,000 and net income of over 73 million.

       Based on currently anticipated project schedules and recent orders activity, among other parameters, we currently anticipate combined revenues of around 1.3 billion and net income in excess of 75 million for this fiscal year ended March 31, 2001, with the two companies anticipated to contribute nearly equal amounts to the total net income number.

       As we have mentioned before, we anticipate the Western Pacific transaction to be accretive this next year. This, coupled with our plan for continued expansion in most of the two companies' markets, support fiscal year end 3/31/02 revenues and net income to surpass the 3/31/01 results by approximately 10 to 15 percent.

       Combined, Western Pacific and Schuler Homes have 83 projects in the sales at the end of 2000. Together, we control over 28,900 lots, 14,700 of which are owned and 14,200 of which are options. This represents about a two to three-year supply of owned lots and about a five to six-year supply of controlled lots.

       Our companies have a history of strong earnings growth and high profitability. Our management teams have been interfacing since we announced the transaction in September. And we all are excited to move forward as a combined company.

       That concludes my presentation for the call. And, at this point in time, what I would like to do is to open the conference call up for questions.

Operator: Thank you. Today's question and answer session will be conducted electronically. At this time, if you would like to register to ask a question, please press the star key, followed by the digit one, on your touch-tone telephone. Once again, that's star one to ask a question.

       And we'll take our first question from Mike Kender with Salomon Smith Barney. Go ahead, please.

Mike Kender: Yes. I was wondering - you gave the pro forma revenue number for calendar 2000 for the combined entity. I was wondering if you could give the pro forma EBITDA number and EBITDA interest numbers?

Pamela Jones: Yeah. You know, we are in a position right now where we need to only disclose information that is included in our S-4 since we are in registration.

Mike Kender: Sure.

Pamela Jones: So, the information that we've given is information that is either in previous filings or in the filing at this point in time in the S-4.

Mike Kender: OK. No, that's fair enough. And then, the other question I had for you was on the pro forma land, the 28,900 lots. What's the rough breakout of that between, you know, the old Schuler versus the old Western Pacific, roughly?

Pamela Jones: Yeah. If you were to look at the total number of lots that we own and control together, about 9,900 or almost 10,000 of those lots are owned and controlled by Western Pacific, with the remainder being owned and controlled by Schuler Homes.

Mike Kender: OK. Thank you.

Operator: Our next question comes from Jim Wilson with Jolson Merchant Partners.
       Go ahead, please.

Jim Wilson: Good morning, everyone. I was wondering - and maybe for Jim. As you look at the markets and the presence you have everywhere, at the moment, and I know you have expansion plans for basically all of them, is there, based on current conditions or what you see happening, any greater emphasis in any given one of your markets or anywhere you feel you need to be at this time or conversely anywhere you might be looking to scale back a little because some regional market is concerning you a little bit as the economy starts to slow down here?

James Schuler: Good morning, Jim. A good question. And, if we look at all of our markets that we're in, the only one that - I think we've indicated this before - that continues to be a little bit soft is the Oregon market. And about, you know, nine months to a year ago, we curtailed acquiring any more land up in the Portland market. And we're working through our projects up there. It's stable, but it's just not growing. And we're continuing to watch that market.

       All of the other markets, Washington, Colorado - of course, Arizona, we're a little small player out there. But, statistically, the other markets and, of course, including California, the demand is still as great as it was last year. We haven't seen any slowdown in the demand at all in those markets.

       The Hawaii market has been slow since 1994 and it's showing a little bit of improvement. And we have been actively pursuing, either acquiring or optioning or tying up small parcels of land in Hawaii, some fill-in sites in different areas. And we're looking seriously at some additional projects this year or in next year on the outside islands of Maui and the big island that seem to be having pretty good economic growth.

Jim Wilson: OK. Great. Thanks a lot.

James Schuler: Sure.

Operator: We have a question from Ken Bann with Jefferies & Company. Go ahead, please.

Ken Bann: Good afternoon. Could you talk about your gross margins and whether, in your backlog you expect to generate the kind of gross margins you did either in the fourth quarter for the 12 months of this year going forward?

Pamela Jones: Sure. Hi, Ken.

Ken Bann: Hi.

Pamela Jones: I would say that, as you can see, our gross margins have been very, very high. And it's - based on that, it's probably safe to assume that they'll come down a bit. What we are seeing in our backlog numbers is some continued support for those high margins. But I think that it would be prudent to assume that it would be difficult to maintain margins at this high rate for a long period of time.

Ken Bann: Do you have a (inaudible) estimate as to what your gross margin might be this year, maybe just Schuler Homes itself and then the combined operations?

Pamela Jones: Yeah. I would say, if you were to look at the two companies, our margins are actually relatively consistent at the operating margin line, at the 12.3 percent that we've both been able to achieve over the last year. And there are some differences, small differences in gross profit margins and SG&A percentages. But ultimately, we get to the same operating margin. So, I think, based on that, it's safe to assume that, going forward, the gross margin will come down by a little bit over the next year.

Ken Bann: OK. Just to get some additional numbers, do you have numbers for interest expense, interest incurred, interest in cost of sales and depreciation and amortization for the quarter and the year?

Pamela Jones: Sure. So, you want the add backs for the EBITDA?

Ken Bann: Yeah.

Pamela Jones:  ... calculation ...

Ken Bann: Yes.

Pamela Jones: For Schuler Homes? Yeah. If you were to take the pretax income for the quarter and add back financing cost expense and cost of sales of 3.8 million and financing cost expense currently of 1.6 million, then the rest of it is depreciation and amortization to get to EBITDA for the quarter of 22.8 million.

Ken Bann: OK. And do you have interest incurred for the quarter also?

Pamela Jones: Yeah. That - the interest incurred for the quarter is 5,558,000.

Ken Bann:  And ...

Pamela Jones: And, for the year, the add backs are 17.2 million and financing cost expense or cost of sales, 5.7 million in financing cost expense currently. And then, the rest is depreciation and amortization, the biggest component of that being the add back for the non-cash charge.

Ken Bann:  Right.

Pamela Jones:  ... that was taken during the September quarter.

Ken Bann: OK.

Pamela Jones:  And total interest incurred for the year is 20,304,000.

Ken Bann: OK. And the (inaudible) under your revolver, at this point, is it, roughly, 110 million? Is that...

Pamela Jones:  That's correct.

Ken Bann:  OK.  And what further availability do you have, at this point?

Pamela Jones: Yeah. We have a line of credit that is at about 170 million. And we're currently in the process of increasing that to 200 million. We have quite a bit of availability.

Ken Bann: OK. Great. Thank you.

Pamela Jones:  Thank you.

Operator: We'll now go to Nate Hudson, with Bank of America Securities.
       Please go ahead.

Nate Hudson: Hi. Good afternoon, Pam. A couple of questions. First, what do you envision happening to your subdivision count over the next several months? I think you said it was 83 at year-end. Do you have any specific plans for taking that out?

Pamela Jones: We do. Based on our anticipated expansion plans in most of our markets, most of Western Pacific and Schuler Homes markets, we expect to see an increase in the subdivision count over the next year of somewhere between 10 and 20 percent, depending on timings of approvals and the development of model complexes and such.

Nate Hudson: Is it fairly evenly spread across your markets or is there any place where you're concentrating on?

Pamela Jones: Yeah. I would say probably what we're anticipating is more growth in the California market in terms of the total number of subdivisions. And then, since we are just starting our division in Arizona, we'll see some growth in subdivisions in Arizona obviously. And we don't expect to see much in the way of new subdivisions in our Oregon division, although we are starting to see some real signs of improvement in that market and we have seen a real pickup in sales in that market. So that's something that we'll monitor over the next several months.

Nate Hudson: I know you - in Colorado, you sold out of some of your subdivisions earlier than expected. What's been your progress with regards to bringing the new ones on line?

Pamela Jones: Yeah. I think, when we all talked in September, we were selling out of nine subdivisions and we're currently selling out of 11 subdivisions. And what we had anticipated is that, within the next year, we would be up to 15 subdivisions. And that's still currently our anticipation.

Nate Hudson: OK. And then, one final question - that Jim talked about, just about all of your markets remaining pretty strong. Can you talk about what you're seeing with regards to pricing. Do you still have an ability to bring those prices up?

James Schuler: Let me answer that question and I'm going to ask Craig
       Manchester to respond as far as their California markets because they, of course, have more divisions and a much larger place in the California markets.

       In our other markets, I think basically, we're going to see in Arizona, Colorado and Washington markets, I think we're going to see prices start to stabilize. We've had - we had substantially increases last year. There are - there's always projects that, because of their location and the demand in those locations that will allow you to have additional price increases. And I think we'll still have the benefit of some of those, but not to the degree we did in year 2000.

       We're also finding, of course, that, you know, our labor and material prices have stabilized and we're not getting the swings in those that we were getting last year. Some of the material prices came down, but a lot of the labor prices went up. And that's pretty much stabilized.

       Oregon, as Pam mentioned, there's a little bit of increase there that's being indicated. And - but, we're not really seeing any increase in our sales prices there.

       Craig, you might talk about California and say what you're seeing in your projects.

Craig Manchester: I would echo a lot of what Jim said for California, as well. We're seeing very stable pricing, with increases in the markets where supply - where there's a supply constraint, such as Northern California and some affordable housing - you know, more affordable housing projects in Southern California, such as San Diego and Orange County. The rest of our markets remain very stable. And, I think, you know - as Jim said, I think, you know, pricing up of materials has started to level out, as well - and subcontractors.

Nate Hudson: OK. Thanks a lot.

Male:  Sure.

Operator: Just a reminder, to ask a question, please press star one.

       And we'll take our next question from Tim Somers, with Financial Management Advisors. Go ahead, please.

Tim Somers: A couple of questions for you. Pam, you - when you're talking about gross margin declining a little bit, I wonder if - can we get, kind of, a range? I mean, are we talking, you think, 100 basis points, 200 basis points? Kind of, can you give us a better sense?

       Secondly, have you seen any increase in cancellation rates in any particular markets?

       And third, if you can talk about what you see on a consolidated basis as far as inventory turns, what you should be able to achieve there? Thank you.

Pamela Jones: Sure. Yeah. I would say, on the gross margin analysis, I mean, a lot of what we're able to achieve obviously will be contingent on what we see in material costs going forward and what, if any, adjustments we see in sales prices. But, I think, just assuming that sales prices remain relatively stable and that material costs go up by a little bit, you could look at about 100 basis point to even a 200 basis point differential in gross profit margins from the 23 or so percent that we have been achieving.

       And then, in terms of inventory turns, I think that, if you were to look at what we've been able to achieve over the last several years, we've increased our inventory turns substantially. And, going forward, as a combined company, our fiscal policies will be consistent. We'll continue to look at maximizing those inventory turns and returns on investment, trying to keep our debt to total cap in the 50 to 55 percent range. We anticipate that it will likely be higher than that just after the merger, but that we will have the ability to bring that down by the end of March 2002 to the 50 to 55 percent range.

       And Tim, there was one other question.

Tim Somers: Cancellation rates.

Pamela Jones: OK. Cancellation rates. We have not seen an increase in cancellation rates at this point in time. What we have continued to see is a lot of consistency in our order rates on a per-community basis.

Tim Somers: Great. Thank you very much.

Pamela Jones:  Thank you.

Operator: Our next question comes from Robin Russell with Indosuez Capital. Go ahead, please.

Robin Russell: Good afternoon. I just had a couple of questions. The first one is regarding the decline in gross profit. Could you just - I'm new to covering the company and I know that you've experienced strong gross profit margins over the last couple of quarters. And I was just wondering if you could give a little more insight into why you expect a 100 or 200 basis point decline, like what's the main driver there?

Pamela Jones: Yeah. I would say that what we have benefited from is very high gross profit margins. I think if you were to compare the company's gross profit margins out against all of the other homebuilders, you'll see that we're at the very high side. I think that the caution that we are communicating is one that just reflects that point, that we're at the very high side of the industry. We have, over the last couple of years, benefited from the ability to increase sales prices quite substantially as a result of the strength in our markets.

       And I think that our caution is really just a note or a communication of hey, you know, the margins have been great. They're very high for the industry. It's probably prudent and safe to assume that it'll be difficult to keep these margins at this rate if we don't continue to have the ability to increase sales prices to the same extent that we have in the past.

Robin Russell: Well, wouldn't they remain steady if pricing is fairly stable and if, you know, labor and material costs are pretty stable or are you estimating that those are going to change?

Pamela Jones: Well, I think that, again, just based on what we've seen over the last several years, labor and material costs do typically go up on an annual basis. And what we have seen is the ability to increase our sales prices to a greater extent than the increases that we've seen in both land and labor and material cost. And so, the question is will we continue to be able to do that? And, I think, to the extent that sales prices don't increase at a greater rate, the end result is just that margins would be a little bit lower.

Robin Russell: OK.

Craig Manchester: Pam, I think - this is Craig. It's important to note, as we mentioned, you know, in our press release that we - that we are projecting an increase both in revenues and net income for next year (inaudible) somewhat (loss). That, you know, obviously offsets what we're
       - what you're describing.

Pamela Jones: That's correct.

Robin Russell: Right. OK. Well, my next question is regarding the merger, particularly from the bond side. It's my understanding that you're going to keep Western Pacific and Schuler in two different operating subsidiaries. Are you going to continue to report Schuler results separately so bondholders can just look at the Schuler division by itself?

Pamela Jones: Yes. And let me talk about that a little bit. We do, at closing, anticipate that the structure of the company will be such that there will be a holding company - and you're right - two separate operating subsidiaries. And the senior notes and convertible debentures will - the Schuler Homes convertible debentures and senior notes will remain at the Schuler subsidiary operating level. And yes, we will continue to report on the Schuler Homes stand-alone numbers. And we have a regulatory requirement to, obviously, file separate 10-Qs and Ks and all of the other requirements for the Schuler subsidiary - operating subsidiary.

       We are currently in the process of - or we have filed for a private letter ruling from the Internal Revenue Service that would allow us to merge the Schuler subsidiary - operating subsidiary up into the holding company so that we would operate and finance the entire company at the holding company level. And what we've asked for is a ruling as to whether or not we could do that and not jeopardize the tax-free structure of the transaction to the Western Pacific owners.

       Either way, we have a financing plan for the whole company with either structure that will work. And we will be able to operate. But there is the potential that, if it made sense to the company and we received a positive response on the private letter ruling, that we would be able to merge the Schuler sub up into the holding company and just report on one company going forward.

Robin Russell: What would the benefit be to the company on that?

Pamela Jones: The benefit would be that we would be able to finance the entire company at the holding company level, rather than financing the two operating subsidiaries separately.

Robin Russell: Yeah. Would - I don't know if - would the indenture to the bonds allow you to do that?

Pamela Jones: We believe it would be a potential enhancement to the current bondholders because, at that point in time, the bonds would move up to the holding company level and the Western Pacific entities would become a guarantor on those bonds or a restricted subsidiary. So, we've just increased the asset base that the bondholders have access to.

Robin Russell: It doesn't trigger the change of control?

Pamela Jones: No, it does not.

Robin Russell: OK.

Pamela Jones: So - and so, you know, this is something that we're very mindful of, obviously, you know. The way that the deal is structured currently, the - as far as the Schuler Homes bondholders go, there's really no change. Their bonds are still at the Schuler operating subsidiary. And, at the point in time in which we could merge the Schuler subsidiary up into the parent company, we would do it at a time that it made sense and that potentially, it would be an enhancement to the current bondholders.

Robin Russell: OK. And then - sorry for taking so long. I just have quick questions. One, could you just repeat the cost of goods - the interest and cost of goods sold that was in this past quarter? And then, secondly, the other expense line item on the P&L this quarter, it was like, negative seven million, which looked a little high. Were there some one-time items with the merger in that or why was it so high?

Pamela Jones: No. The biggest portion of our other expenses - and actually, what you're looking at, the 7.9 million, is for the year.

Robin Russell: Oh, it is. OK. Sorry about that.

Pamela Jones: And the biggest portion of that is the currently expensed financing cost. And so, for the quarter, the financing cost expense in cost of sales was 3.8 million and expense currently was 1.6 million.

Robin Russell: OK. Thanks a lot.

Pamela Jones: Sure.

Operator: Star one for questions, please. There appear to be no further questions. So, I'll turn the call back over to our speakers for any additional or closing remarks.

James Schuler: Thank you, Jessica, and again, we appreciate everybody taking their time to attend this conference today. Not being any further questions, I will go ahead and close this conference. Thank you very much for joining us.

Operator: Thank you. That concludes today's conference call. We appreciate your participation, and you may now disconnect.


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Certain statements in this transcript may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

In connection with the proposed merger of Schuler Homes and Western Pacific, a Registration Statement has been filed with the Securities and Exchange Commission, and a Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also may be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their stockholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones,
(808) 521-5661.

                                             END

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